

February 23, 2011

Denis Corin
Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East
Suite 300
Seattle, Washington 98102

> **Re:** **Tapimmune, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-27239**

Dear Mr. Corin:

We have reviewed your January 28, 2011 response to our December 23, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2009

Note 6: Related Party Transactions, page 34

1. We acknowledge your response to prior comment one and your proposed revised disclosure. Since you state in your response that it was the intent of management to reduce the overall debt to attract additional financing for the Company, it appears that the substance of the debt settlements with officers and directors for stock was in essence a capital contribution. Please provide us with any additional facts or circumstances surrounding these transactions or other accounting guidance that supports your accounting treatment. Also in order to properly evaluate the accounting of the related party debt settlement transactions, please address the following:

   - You state in your response that "a third party consultant was successful in negotiating debt assignments with the majority of the Company's creditors and acquiring the debt for unaffiliated parties at arms' length at under 50% of the face value." Explain to us how you determined that the debt was acquired at less than 50% of face value when the market price of the shares issued to settle the debt was significantly greater than the debt face value. It appears that in order to acquire the debt at less than 50% of face value you should have issued only enough shares at market price to extinguish the debt at the negotiated reacquisition price.

- Item 13 discloses transactions with officer and directors during your fiscal year ended December 31, 2009. Footnote (b) to your disclosure states "effective June 4, 2009, an outstanding balance of $595,987 due to directors and officers was settled through an obligation to issue 5,959,870 shares in conjunction with a debt settlement agreement." Further, footnotes (c) through (g) appear to disclose additional debt settlements on June 4, 2009 made in conjunction with an equity issuance obligation. These transactions are with an officer of the company, family members of officers/directors or companies controlled by a director or family member of an officer, which appear to be with related parties. Please reconcile the amounts in footnotes (b) through (g) to the proposed disclosure of related party debt settlements provided in your response. If you do not believe transactions disclosed in footnotes (c) through (g) are not with related parties, please tell us why. Refer to the definition of a related party in the ASC Master Glossary.
- Tell us if there were any unstated (or stated) rights or privileges were exchanged in transactions as noted in ASC 470-50-40-2.

Note 7: Capital Stock

2009 Share Transactions, page 36

2. We acknowledge your response to prior comment two and proposed revised disclosure. It is unclear why the value of the debt is more clearly evident than the market price of your common stock traded on the OTCBB. Please address the following:

- Please provide us an analysis that supports your position that there was an illiquid market for the company's stock.
- Of the 2,414,982 (post split) issued and outstanding shares before the settlement transaction, tell us if there were any restrictions that would limit trading of these shares.
- It appears that a $0.05 value per share was used for the obligation to issue 31,812,065 common shares in conjunction with the retirement of debt. However, we also noted that a $0.20 value per share was used for the 2,000,000 shares issued pursuant to a consulting service agreement related to the debt settlements. Please reconcile this discrepancy in per share value used for us.
- We noted the adjusted closing market price on the date of the settlement transaction of June 4, 2009 was approximately $0.45. Please provide us your analysis that supports such a significant illiquidity discount from the market price to the value established on the date of the settlement transaction.

3. We acknowledge your response to prior comment three and your proposed revised disclosure. As previously requested please cite the accounting guidance you relied on that supports your accounting treatment of the purchase warrants. Also, explain to us the cashless exercise provisions of the warrant agreements and the rights regarding registration of the underlying shares issued in the private placements in November 2009. In addition, please tell us when the warrant and registration rights agreements were filed. If not filed, please file them or provide us with your analysis to support why you are not required to file these agreements.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4: Short Term Debt, page 7

4. We acknowledge your response to prior comment six and your proposed disclosure which indicates that the warrants associated with your debt issuance are subject to adjustment if you subsequently issue equity at a price lower than the exercise price of these warrants. Please explain to us why you have not apparently classified these warrants to liabilities under FASB ASC 815-40-15. Please specifically refer to Example 9 at ASC 815-40-55-33 and -34. In addition, explain to us why you used the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant